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                                                                       Exhibit 6

                                        [NEW SKIES SATELLITES N.V. LOGO OMITTED]





                           SHARE OWNERSHIP GUIDELINES


       The New Skies Management Board and Supervisory Board of Directors (the "Board") believes that Senior Executive Officers ("Officers") and Supervisory Directors ("Directors") more effectively represent the interests of shareholders if they are shareholders themselves. Accordingly, commencing in 2004 we are adopting minimum share ownership requirements for all Directors and Officers of New Skies Satellites N.V. the ("Company").

       Directors and Officers (collectively, "Executives") are expected to be shareholders of the Company through their participation in the Company's Stock Option and Restricted Stock Plans. These Share Ownership Guidelines have been established by the Board for Executives of the Company in order to appropriately align their interests with those of the other shareholders. These guidelines provide that, within a 3-year period following the later of the (i) the initiation of these guidelines, or (ii) appointment or election, the covered individuals should attain and hold an investment position no less than the multiples of base salary (or, for Directors, annual base compensation) set forth below:


                                            VALUE OF SHARES OWNED
Chief Executive Officer                     4  x  Base Salary
Other Senior Executive Officers             2  x  Base Salary
Supervisory Directors                       2  x  Annual Base Compensation


       Current Executives are expected to achieve their appropriate ownership level within 3-years (i.e., by December 31, 2007). All shares beneficially owned by an Executive (excluding unexercised Stock Options) count towards achieving these guidelines.

       Until the appropriate level is achieved, the Executive is expected to retain at least 75% of the profit shares delivered through the Company's Stock Option Plan and Restricted Stock Plan; provided, that all profit shares must be held for at least one year. Profit shares refer to those shares acquired by the Executive through the Company's Stock Option Plan and Restricted Stock Plan net of the number of shares that would be required to be sold or netted to pay the exercise price of the grant and any applicable taxes. Once achieved, ownership of the guideline amount is to be maintained for as long as the individual is subject to these Share Ownership Guidelines.

       Until the guideline is achieved, profit shares that were acquired by an Executive, including those acquired before he or she became subject to the Share Ownership Guidelines may only be disposed of for one or more of the "exclusion" purposes set forth below and only upon compliance with the procedures set forth therein.

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       There may be instances in which these Share Ownership Guidelines would place a severe hardship on the Executive or prevent the Executive from complying with a court order. It is expected that these instances will be rare. In these instances, the Executive must submit a request in writing to the Director of Human Resources that summarizes the circumstances and describes the extent to which an exemption from the Share Ownership Guidelines is being requested. The Director of Human Resources will review the request with the Board Chairman and Chief Executive Officer and will make the final decision. If the request is granted in whole or in part, the Director of Human Resources will, in consultation with the Executive, develop an alternative share ownership plan that reflects both the intention of these Share Ownership Guidelines and the Executive or individual circumstances.

       Failure to meet these ownership requirements may result in a reduction in future long-term incentive grants and/or payment of future annual and/or long-term incentive payouts in the form of stock.


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